CIRCLE OPTICS, INC.
SUBSCRIPTION AGREEMENT

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) AND REGULATION CROWDFUNDING OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT WITHOUT A CHANGE IN THEIR LIFESTYLE.

The Board of Directors of:

Circle Optics, Inc.
260 E Main Street, Suite 6106
Rochester NY 14604

Ladies and Gentlemen:

1. Background. The undersigned understands that Circle Optics, Inc., a Delaware public benefit corporation (the "**Company**"), is conducting an offering (the "**Offering**") under Section 4(a)(6) of the Securities Act of 1933, as amended (the "**Securities Act**") and Regulation Crowdfunding promulgated thereunder ("**Regulation Crowdfunding**"). This Offering is made pursuant to the Form C of the Company that has been filed by the Company with the Securities and Exchange Commission (the "**SEC**") and is being made available on the Portal (as defined below), as the same may be amended from time to time (the "**Form C**") and the Offering Statement, which is included therein (the "**Offering Statement**"). The Company is offering:

(a) to both accredited and non-accredited investors who subscribe *before* the Company has raised $150,000 in the Offering (such investors, the "**Seed-1 Investors**") up to 103,064 shares of its Series Seed-1 Preferred Stock, $0.0001 par value per share (the "**Seed-1 Shares**"), at a purchase price of $1.4554 per Seed-1 Share (the "**Seed-1 Purchase Price**"); and

(b) to both accredited and non-accredited investors who subscribe *after* the Company has raised $150,000 in the Offering (such investors, the "**Seed-2 Investors**", and together with the Seed-1 Investors, the "**Investors**") up to 525,633 shares of its Series Seed-2 Preferred Stock, $0.0001 par value per share (the "**Seed-2 Shares**" and together with the Seed-1 Shares, the "**Shares**"), at a purchase price of $1.6171 per Seed-2 Share (the "**Seed-2 Purchase Price**" and together with the Seed-1 Purchase Price, as applicable, the "**Purchase Price**").

The minimum amount or target amount to be raised in the Offering is $150,000 (the "**Target Offering Amount**") and the maximum amount to be raised in the offering is $1,000,000 (the "**Maximum Offering Amount**"). If the Offering is oversubscribed beyond the Target Offering Amount, the Company will sell Shares on a basis to be determined by the Company's management. The Company is offering the Shares to prospective investors through the Wefunder crowdfunding portal (the "**Portal**"). The Portal is registered with the SEC, as a funding portal and is a founding portal member of the Financial Industry Regulatory Authority. The Company will pay the Portal a commission equal to 5.0% of the gross monies

raised in the Offering. Investors should carefully review the Form C and the accompanying Offering Statement, which are available on the website of the Portal at www.wefunder.com.

2. Subscription. Subject to the terms of this Subscription Agreement (this "**Agreement**"), the Form C and the related Offering Statement, the undersigned hereby subscribes to purchase the number of Shares equal to the quotient of the undersigned's subscription amount as indicated through the Portal's platform divided by the Purchase Price and shall pay the aggregate Purchase Price in the manner specified in the Form C and Offering Statement and as per the directions of the Portal through the Portal's website. Such subscription shall be deemed to be accepted by the Company only when this Agreement is countersigned on the Company's behalf. No investor may subscribe for a Share in the Offering after the Offering campaign deadline as specified in the Offering Statement and on the Portal's website (the "**Offering Deadline**").

3. Closing.

(a) Closing. Subject to Section 3(b), the closing of the sale and purchase of the Shares pursuant to this Agreement (the "**Closing**") shall take place through the Portal within five business days after the Offering Deadline (the "**Closing Date**").

(b) Closing Conditions. The Closing is conditioned upon satisfaction of all the following conditions:

(i) prior to the Offering Deadline, the Company shall have received aggregate subscriptions for Shares in an aggregate investment amount of at least the Target Offering Amount;

(ii) at the time of the Closing, the Company shall have received into the escrow account established with the Portal and the escrow agent in cleared funds, and is accepting, subscriptions for Shares having an aggregate investment amount of at least the Target Offering Amount;

(iii) the undersigned shall have agreed to become a party to, adopted and bound by, the Company's Stockholders Agreement attached hereto as Exhibit A (the "**Stockholders Agreement**") by executing and delivering a Joinder Agreement substantially in the form attached hereto as Exhibit B; and

(iv) the representations and warranties of the Company contained in Section 7 hereof and of the undersigned contained in Section 5 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

4. Termination of the Offering; Other Offerings. The undersigned understands that the Company may terminate the Offering at any time. The undersigned further understands that during and following termination of the Offering, the Company may undertake offerings of other securities, which may or may not be on terms more favorable to an investor than the terms of this Offering.

5. Representations. The undersigned represents and warrants to the Company and the Company's agents as follows:

(a) The undersigned understands and accepts that the purchase of the Shares involves various risks, including the risks outlined in the Form C, the accompanying Offering Statement,

and in this Agreement. The undersigned can bear the economic risk of this investment and can afford a complete loss thereof; the undersigned has sufficient liquid assets to pay the full purchase price for the Shares; and the undersigned has adequate means of providing for its current needs and possible contingencies and has no present need for liquidity of the undersigned's investment in the Company.

(b) The undersigned acknowledges that at no time has it been expressly or implicitly represented, guaranteed or warranted to the undersigned by the Company or any other person that a percentage of profit and/or amount or type of gain or other consideration will be realized because of the purchase of the Shares.

(c) If the undersigned is not an "accredited investor" as defined in Rule 501(a) of Regulation D under the Securities Act, then including the amount set forth on the signature page hereto, in the past 12-month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding.

(d) The undersigned has received and reviewed a copy of the Form C and accompanying Offering Statement. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C and accompanying Offering Statement to make the decision to purchase the Shares.

(e) The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, the Portal, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Shares. It is understood that information and explanations related to the terms and conditions of the Shares provided in the Form C and accompanying Offering Statement or otherwise by the Company, the Portal or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Shares, and that neither the Company, the Portal nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Shares. The undersigned acknowledges that neither the Company, the Portal nor any of their respective affiliates have made any representation regarding the proper characterization of the Shares for purposes of determining the undersigned's authority or suitability to invest in the Shares.

(f) The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C and accompanying Offering Statement. The undersigned has had access to such information concerning the Company and the Shares as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Shares.

(g) The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

(h) The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Shares, without interest thereon, to the undersigned.

(i) The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Shares or made any finding or determination concerning the fairness or advisability of this investment.

(j) The undersigned has up to 48 hours before the Offering Deadline to cancel the purchase and get a full refund.

(k) The undersigned confirms that the Company has not (i) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Shares or (ii) made any representation to the undersigned regarding the legality of an investment in the Shares under applicable legal investment or similar laws or regulations. In deciding to purchase the Shares, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision, alone or in consultation with its investment advisors, that the investment in the Shares is suitable and appropriate for the undersigned.

(l) The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Shares. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Shares and the consequences of this Agreement. The undersigned has considered the suitability of the Shares as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Shares and its authority to invest in the Shares.

(m) The undersigned is acquiring the Shares solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Shares. The undersigned understands that the Shares have not been registered under the Securities Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Agreement (and any supplemental information provided by the undersigned to the Company or the Portal) for the purpose of determining whether this transaction meets the requirements for such exemptions.

(n) The undersigned understands that the Shares are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the SEC provide in substance that the undersigned may dispose of the Shares only pursuant to an effective registration statement under the Securities Act, or as described in Section 227.501 of Regulation Crowdfunding, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Shares, or to take action so as to permit sales pursuant to the Securities Act. Even if and when the Shares become freely transferable, a secondary market in the Shares may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Shares for an indefinite period of time.

(o) The undersigned agrees that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Shares or any interest therein or make any offer or attempt to do any of the foregoing, except pursuant to Section 227.501 of Regulation Crowdfunding.

(p) If the undersigned is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the undersigned hereby represents and warrants to the Company that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Shares or any use of this Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Shares, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be

obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Shares. The undersigned's subscription and payment for and continued beneficial ownership of the Shares will not violate any applicable securities or other laws of the undersigned's jurisdiction.

6. HIGH RISK INVESTMENT. **THE UNDERSIGNED UNDERSTANDS THAT AN INVESTMENT IN THE SHARES INVOLVES A HIGH DEGREE OF RISK**. The undersigned acknowledges that (a) any projections, forecasts or estimates as may have been provided to the undersigned are purely speculative and cannot be relied upon to indicate actual results that may be obtained through this investment; any such projections, forecasts and estimates are based upon assumptions which are subject to change and which are beyond the control of the Company or its management; (b) the tax effects which may be expected by this investment are not susceptible to absolute prediction, and new developments and rules of the Internal Revenue Service (the "**IRS**"), audit adjustment, court decisions or legislative changes may have an adverse effect on one or more of the tax consequences of this investment; and (c) the undersigned has been advised to consult with his/her/its own advisor regarding legal matters and tax consequences involving this investment.

7. Company Representations. The undersigned understands that upon issuance of to the undersigned of any Shares, the Company will be deemed to have made following representations and warranties to the undersigned as of the date of such issuance:

(a) Corporate Power. The Company has been duly incorporated as corporation under the laws of the State of Delaware and, has all requisite legal and corporate power and authority to conduct its business as currently being conducted and to issue and sell the Shares to the undersigned pursuant to this Agreement.

(b) Enforceability. This Agreement, when executed and delivered by the Company, shall constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their respective terms except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

(c) Valid Issuance. The Shares, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Agreement and the Form C, will be validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer arising under this Agreement, the Stockholders Agreement, the Second Amended and Restated Certificate of Incorporation of the Company, as the same may be amended from time to time (the "**Restated Charter**") and the Bylaws of the Company, as amended (the "**Bylaws**"), the Form C or under applicable state and federal securities laws and liens or encumbrances created by or imposed by a subscriber.

(d) No Conflict. The execution, delivery and performance of and compliance with this Agreement and the issuance of the Shares will not result in any violation of, or conflict with, or constitute a default under, the Restated Charter and Bylaws, and will not result in any violation of, or conflict with, or constitute a default under, any agreements to which the Company is a party or by which it is bound, or any statute, rule or regulation, or any decree of any court or governmental agency or body having jurisdiction over the Company, except for such violations, conflicts, or defaults which would not individually or in the aggregate, have a material adverse effect on the business, assets, properties, financial condition or results of operations of the Company.

8. Indemnification. The undersigned agrees to indemnify and hold harmless the Company and its directors, officers and agents (including legal counsel) from any and all damages, losses, costs and expenses (including reasonable attorneys' fees) that they, or any of them, may incur by reason of the undersigned's failure, or alleged failure, to fulfill any of the terms and conditions of this subscription or by reason of the undersigned's breach of any of the undersigned's representations and warranties contained herein or any obligations under the Stockholders Agreement.

9. Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

10. Legend. The certificates, book entry or other form of notation representing the Shares sold pursuant to this Agreement will be notated with a legend or designation, which communicates in some manner that the Shares were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation Crowdfunding.

11. Notices.

(a) All notices or other communications given or made hereunder shall be in writing and shall be sent by electronic mail, registered or certified mail (return receipt requested, postage prepaid) or otherwise actually delivered, to the undersigned's address provided to the Portal or to the Company at the address set forth at the beginning of this Agreement, or such other place as the undersigned or the Company from time to time designate in writing.

(b) The undersigned consents to the delivery of any stockholder notice pursuant to the Delaware General Corporation Law (the "**DGCL**"), as amended or superseded from time to time, by electronic transmission pursuant to Section 232 of the DGCL (or any successor thereto) at the e-mail address set forth in Section 13(a). To the extent that any notice given by means of electronic transmission is returned or undeliverable for any reason, the foregoing consent shall be deemed to have been revoked until a new or corrected e-mail address has been provided, and such attempted electronic notice shall be ineffective and deemed to not have been given. The undersigned agrees to promptly notify the Company of any change in its e-mail address, provided that failure to do so shall not affect the foregoing.

12. Governing Law. Notwithstanding the place where this Agreement may be executed by any of the parties hereto, the parties expressly agree that all the terms and provisions hereof shall be construed in accordance with and governed by the laws of the State of Delaware without regard to the principles of conflicts of laws.

13. Submission to Jurisdiction. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Shares by the undersigned ("**Proceedings**"), the undersigned irrevocably submits to the jurisdiction of the federal or state courts located in the State of Delaware, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

14. Entire Agreement. This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by all parties.

15. Waiver; Amendment. Neither this Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

16. Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

17. Invalidity of Specific Provisions. If any provision of this Agreement is held to be illegal, invalid, or unenforceable under the present or future laws effective during the term of this Agreement, such provision shall be fully severable; this Agreement shall be construed and enforced as if such illegal, invalid, or unenforceable provision had never comprised a part of this Agreement, and the remaining provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid, or unenforceable provision or by its severance from this Agreement.

18. Titles and Subtitles. The titles of the sections and subsections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

19. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

20. Electronic Execution and Delivery. A digital reproduction, portable document format (".pdf") or other reproduction of this Agreement may be executed by one or more parties hereto and delivered by such party by electronic signature (including signature via DocuSign or similar services), electronic mail or any similar electronic transmission device pursuant to which the signature of or on behalf of such party can be seen. Such execution and delivery shall be considered valid, binding and effective for all purposes.

21. Binding Effect. The provisions of this Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

22. Survival. All representations, warranties and covenants contained in this Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

23. Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Shares pursuant to this Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Agreement to be false or incorrect.

[End of Page]

IN WITNESS WHEREOF, the parties have executed this agreement as of [EFFECTIVE DATE].

Number of Shares: [SHARES]

Aggregate Purchase Price: $[AMOUNT]

COMPANY:

Circle Optics, Inc.

Founder Signature

Name: [FOUNDER NAME]

Title: [FOUNDER TITLE]

Read and Approved (For IRA Use Only):

By: ______________________________

SUBSCRIBER:

[ENTITY NAME]

By: Investor Signature

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[ ] Accredited

[ ] Not Accredited

EXHIBIT A

Form of Stockholders Agreement

(See Attached)

CIRCLE OPTICS, INC.

STOCKHOLDERS AGREEMENT

THIS STOCKHOLDERS AGREEMENT (this "**Agreement**") is entered into as of January 24, 2023 (the "**Effective Date**"), by and among CIRCLE OPTICS, INC., a Delaware public benefit corporation (the "**Company**"), the Common Holders (as defined below) listed on the Schedule A attached hereto and the Investors (as defined below) listed on Schedule B attached hereto.

RECITALS

WHEREAS, the Common Holders are the beneficial owners of the shares of the Common Stock (as defined below) and/ or the Class F Stock (as defined below) set forth opposite such Common Holder's name on Schedule A attached hereto;

WHEREAS, the Company has issued to certain of the Investors shares of Preferred Stock (as defined below) (the "**Equity Financing**") pursuant Subscription Agreements under which each such Investor has subscribed for and purchased the number of shares of Preferred Stock set forth opposite such Investor's name on Schedule B attached hereto;

WHEREAS, in connection with the Equity Financing, the Company has issued to certain of the Investors shares of Preferred Stock upon the conversion of SAFEs previously issued by the Company pursuant to which each such Investor has received the number of shares of Preferred Stock set forth opposite such Investor's name on Schedule B attached hereto; and

WHEREAS, the parties desire to enter into this Agreement in order to promote their general interests and those of the Company by making provisions in this Agreement relating to the management, control and operation of the Company, to restrict the transfer of shares of the Company, and to provide for sales of shares of the Company under certain circumstances.

NOW, THEREFORE, in consideration of the mutual promises and covenants contained in this Agreement, and for other good and valuable consideration, the parties hereto agree as follows:

1. **Definitions**. As used in this Agreement, the following terms will have the following meanings:

"**Affiliate**" means, with respect to any specified Investor, any other Investor who directly or indirectly, controls, is controlled by or is under common control with such Investor, including, without limitation, any general partner, managing member, officer, director or trustee of such Investor, or any venture capital fund or other investment fund now or hereafter existing which is controlled by 1 or more general partners, managing members or investment advisers of, or shares the same management company or investment adviser with, such Investor. For the avoidance of doubt, any Investor who is party to a voting trust or who issues a proxy to another Person shall not be deemed an Affiliate of any other Investor who is party to such voting trust or who has also issued a proxy to such Person.

"**Board**" means the Company's Board of Directors.

"**Class F Stock**" means the Class F Stock, par value par value $0.0001 per share, of the Company.

"**Common Holder**" means the persons named on Schedule A attached hereto, each person to whom the rights of a Common Holder are assigned pursuant to Section 9(a) and in accordance with Section 3,

each person who hereafter becomes a party to this Agreement pursuant to Section 9(c) and any one of them, as the context may require.

"**Common Stock**" means the Common Stock, par value $0.0001 per share, of the Company.

"**Investor**" means the persons named on Schedule B attached hereto, each person to whom the rights of an Investor are assigned pursuant to Section 9(a) and in accordance with Section 3, each person who hereafter becomes a party to this Agreement pursuant to Section 9(b) and any one of them, as the context may require.

"**Major Investor**" means any Investor that, individually or together with such Investor's Affiliates, holds at least 300,000 shares of Preferred Stock (as adjusted for any stock split, stock dividend, combination, or other recapitalization or reclassification effected after the date hereof).

"**Person**" means any individual, corporation, partnership, trust, limited liability company, association or other entity.

"**Preferred Stock**" means, collectively, (i) the Series Seed Preferred Stock, $0.0001 par value per share, of the Company, (ii) the Series Seed-1 Preferred Stock, $0.0001 par value per share, of the Company, (iii) the Series Seed-2 Preferred Stock, $0.0001 par value per share, of the Company, (iv) the Series Seed-3 Preferred Stock, $0.0001 par value per share, of the Company, (v) the Series Seed-4 Preferred Stock, $0.0001 par value per share, of the Company, and (vi) the Series Seed-5 Preferred Stock, $0.0001 par value per share, of the Company.

"**Restated Certificate**" means the Second Amended and Restated Certificate of Incorporation of the Company filed with Secretary of State of the State of Delaware on January 24, 2023, as the same may hereafter be amended.

"**Securities Act**" means the Securities Act of 1933, as amended.

"**Shares**" means all shares of Common Stock, Class F Stock and Preferred Stock, and any other share of capital stock of the Company issued hereinafter.

"**Stockholder**" means each Common Holder and Investor, and any transferee thereof.

"**Transfer**" means any sale, transfer, assignment, pledge or other disposition, directly or indirectly, of any interest in any Shares (whether with or without consideration and whether voluntarily or involuntarily or by operation of law).

2. Information Rights.

(a) Financial Information. The Company will furnish to each Major Investor (i) annual unaudited financial statements for each fiscal year of the Company, including an unaudited balance sheet as of the end of such fiscal year, an unaudited statement of operations and an unaudited statement of cash flows of the Company for such year, all prepared in accordance with generally accepted accounting principles and practices; and (ii) quarterly unaudited financial statements for each fiscal quarter of the Company (except the last quarter of the Company's fiscal year), including an unaudited balance sheet as of the end of such fiscal quarter, an unaudited statement of operations and an unaudited statement of cash flows of the Company for such fiscal quarter, all prepared in accordance with generally accepted accounting principles and practices, subject to changes resulting from normal year-end audit adjustments. If the Company has audited records of any of the foregoing, it shall provide those in lieu of the unaudited versions.

(b) Inspection Rights. The Company shall permit each Major Investor to visit and inspect the Company's properties, to examine its books of account and records and to discuss the Company's affairs, finances and accounts with its officers, all at such reasonable times as may be requested by such Major Investor. Each Stockholder who is not a Major Investor hereby waives any rights such Stockholder may otherwise have to receive, review or inspect, directly or indirectly, any other Stockholder's information set forth in the books and records of the Company, including as set forth on Schedule A or Schedule B attached hereto.

(c) Confidentiality. Each Major Investor agrees that such Major Investor will keep confidential and will not disclose, divulge, or use for any purpose (other than to monitor its investment in the Company) any confidential information obtained from the Company pursuant to the terms of this Agreement other than to any of the Major Investor's attorneys, accountants, consultants, and other professionals, to the extent necessary to obtain their services in connection with monitoring the Major Investor's investment in the Company. Notwithstanding anything to the contrary set forth in this Agreement, (i) no Major Investor by reason of this Agreement shall have access to any trade secrets or confidential information of the Company and (ii) the Company shall not be required to comply with any information rights in respect of any Major Investor whom the Company reasonably determines to be a competitor or an officer, employee, director or holder of ten percent (10%) or more of a competitor.

3. Restrictions on Transfer.

(a) Joinder Agreement. Prior to consummation of any Transfer by any Stockholder of any Shares, such Stockholder shall

(i) notify the Company of the proposed Transfer and furnish the Company with a statement of the circumstances surrounding the proposed Transfer, and, at the expense of such Stockholder or its transferee, with an opinion of counsel, reasonably satisfactory to the Company, that such disposition will not require registration of such securities under the Securities Act; and

(ii) cause the transferee thereof to execute and deliver to the Company a Joinder Agreement in substantially the form attached to this Agreement as Exhibit A (a "**Joinder Agreement**") and agree to be bound by the terms and conditions of this Agreement. Upon any Transfer by any Stockholder of any Shares, in accordance with the terms of this Agreement, the transferee thereof shall be substituted for, and shall assume all the rights and obligations under this Agreement of, the transferor thereof.

(b) Compliance with Laws. Notwithstanding any other provision of this Agreement, each Stockholder agrees that such Stockholder will not, directly or indirectly, consummate any Transfer of Shares except as permitted under the Securities Act and other applicable federal or state securities laws, and only in compliance with this Agreement.

(c) Failure to Comply. Any purported or attempted Transfer of Shares by a Stockholder in violation of, or without substantial compliance with, the terms and conditions of this Agreement shall be deemed for all purposes to be without legal effect and void ab initio and shall not be recognized by the Company nor recorded in the stock ownership ledger or records of the Company.

(d) Market Stand-Off. If so requested by the Company or any representative of the underwriters (the "**Managing Underwriter**") in connection with any underwritten or Regulation A+ offering of securities of the Company under the Securities Act, no Stockholder shall Transfer any Shares or other securities of the Company during the 180-day period following the effective date of a registration

or offering statement of the Company filed under the Securities Act for such public offering or Regulation A+ offering or underwriting (or such shorter period as may be requested by the Managing Underwriter and agreed to by the Company) (the "**Market Standoff Period**"), *provided, however,* that, if during the last 17 days of the restricted period the Company issues an earnings release or material news or a material event relating to the Company occurs, or before the expiration of the restricted period the Company announces that it will release earnings results during the 16-day period beginning on the last day of the restricted period, and if the Company's securities are listed on the Nasdaq Stock Market and Rule 2711 thereof applies, then the Market Standoff Period shall extend until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event; and *provided, further*, that such automatic extension will not apply to the extent that the Financial Industry Regulatory Authority has amended or repealed NASD Rule 2711(f)(4), or has otherwise provided written interpretive guidance regarding such rule, in each case, so as to eliminate the prohibition of any broker, dealer, or member of a national securities association from publishing or distributing any research report, with respect to the securities of an "emerging growth company" (as defined in the Jumpstart Our Business Startups Act of 2012) before or after the expiration of any agreement between the broker, dealer, or member of a national securities association and the emerging growth company or its stockholders that restricts or prohibits the sale of securities held by the emerging growth company or its stockholders after the initial public offering date. In no event will the Market Standoff Period extend beyond 215 days after the effective date of the registration statement. The Company may impose stop-transfer instructions with respect to securities subject to the foregoing restrictions until the end of such Market Standoff Period.

4. Drag Along Right.

(a) Actions to be Taken. If a Deemed Liquidation Event (as defined in the Restated Certificate) is approved by each of (i) the holders of a majority of the then outstanding shares of Common Stock (other than those issued or issuable upon conversion of the shares of Preferred Stock) and Class F stock, voting together as a single class, (ii) the holders of a majority of the shares of Common Stock then issued or issuable upon conversion of the shares of Preferred Stock then-outstanding, and (iii) the Board, then each Stockholder shall vote (in person, by proxy or by action by written consent, as applicable) all Shares now or hereafter directly or indirectly owned of record or beneficially by such Stockholder in favor of, and adopt, such Deemed Liquidation Event and to execute and deliver all related documentation and take such other action in support of the Deemed Liquidation Event as may reasonably be requested by the Company to carry out the terms and provision of this Section 4(a), including executing and delivering instruments of conveyance and transfer, and any purchase agreement, merger agreement, indemnity agreement, escrow agreement, consent, waiver, governmental filing, share certificates duly endorsed for transfer (free and clear of impermissible liens, claims and encumbrances) and any similar or related documents. The obligation of any party to take the actions required by this Section 4(a) will not apply to a Deemed Liquidation Event if the other party involved in such Deemed Liquidation Event is an affiliate or stockholder of the Company holding more than ten percent (10%) of the voting power of the Company.

(b) Exceptions to Drag Along Right. Notwithstanding the foregoing, a Stockholder will not be required to comply with Section 4(a) above in connection with any proposed sale of the Company that would be a Deemed Liquidation Event (a "**Proposed Sale**") unless:

(i) any representations and warranties to be made by the Stockholder in connection with the Proposed Sale are limited to representations and warranties related to authority, ownership and the ability to convey title to such Shares, including representations and warranties that (w) the Stockholder holds all right, title and interest in and to the Shares the Stockholder purports to hold, free and clear of all liens and encumbrances, (x) the obligations of the Stockholder in connection with the transaction have been duly authorized, if applicable, (y) the documents to be entered into by the Stockholder have been duly executed by the Stockholder and delivered to

the acquirer and are enforceable against the Stockholder in accordance with their respective terms and, (z) neither the execution and delivery of documents to be entered into in connection with the transaction, nor the performance of the Stockholder's obligations thereunder, will cause a breach or violation of the terms of any agreement, law, or judgment, order, or decree of any court or governmental agency;

(ii) the Stockholder will not be liable for the inaccuracy of any representation or warranty made by any other Person in connection with the Proposed Sale, other than the Company (except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties, and covenants of the Company as well as breach by any stockholder of any identical representations, warranties and covenants provided by all stockholders);

(iii) the liability for indemnification, if any, of the Stockholder in the Proposed Sale and for the inaccuracy of any representations and warranties made by the Company or its Stockholders in connection with such Proposed Sale, is several and not joint with any other Person (except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties and covenants of the Company as well as breach by any stockholder of any identical representations, warranties, and covenants provided by all stockholders), and except as required to satisfy the liquidation preference of the Preferred Stock as set forth in the Restated Certificate, if any, is pro rata in proportion to, and does not exceed, the amount of consideration paid to such Stockholder in connection with such Proposed Sale;

(iv) liability will be limited to the Stockholder's applicable share (determined based on the respective proceeds payable to each Stockholder in connection with the Proposed Sale in accordance with the provisions of the Restated Certificate) of a negotiated aggregate indemnification amount that applies equally to all Stockholders but that in no event exceeds the amount of consideration otherwise payable to the Stockholder in connection with the Proposed Sale, except with respect to claims related to fraud by the Stockholder, the liability for which need not be limited as to the Stockholder;

(v) upon the consummation of the Proposed Sale, (i) each holder of each class or series of Shares will receive the same form of consideration for his/her/its shares of such class or series as is received by other holders in respect of their shares of such same class or series of stock unless the holders of at least a majority of Preferred Stock elect otherwise, (ii) each holder of a series of Preferred Stock will receive the same amount of consideration per share of such series of Preferred Stock as is received by other holders in respect of their shares of such same series, (iii) each holder of Common Stock or Class F Stock will receive the same amount of consideration per share of Common Stock or Class F Stock, as applicable, as is received by other holders in respect of their shares of Common Stock or Class F Stock, and (iv) unless the holders of at least a majority of the Preferred Stock elect to receive a lesser amount, the aggregate consideration receivable by all holders of the Preferred Stock, Common Stock and Class F Stock shall be allocated among the holders of Preferred Stock, Common Stock and Class F Stock on the basis of the relative liquidation preferences to which the holders of each respective series of Preferred Stock and the holders of Common Stock and Class F Stock are entitled in a Deemed Liquidation Event (assuming for this purpose that the Proposed Sale is a Deemed Liquidation Event) in accordance with the Restated Certificate in effect immediately prior to the Proposed Sale.

5. Participation Right.

(a) General. Each Major Investor has the right of first refusal to purchase such Major Investor's Pro Rata Share (as defined below) of any New Securities (as defined below) that the Company may from

time to time issue after the date of this Agreement, *provided, however*, a Major Investor will have no right to purchase any such New Securities if the Major Investor cannot demonstrate to the Company's reasonable satisfaction that such Major Investor is at the time of the proposed issuance of such New Securities an "accredited investor" as such term is defined in Regulation D promulgated under the Securities Act. A Major Investor's "**Pro Rata Share**" means the ratio of (i) the number of shares of Common Stock issued or issuable upon conversion of the Shares owned by such Major Investor, to (ii) the sum of (x) the total number of Shares (on an as-converted basis) then issued and outstanding, assuming exercise or conversion of all options, warrants and other convertible securities and (y) all Shares reserved and available for future issuance under any equity incentive or similar plan.

(b) New Securities. For the purposes hereof, the term "**New Securities**" means any Common Stock, Class F Stock or Preferred Stock, whether now authorized or not, and rights, options or warrants to purchase Common Stock, Class F Stock or Preferred Stock, and securities of any type whatsoever that are, or may become, convertible or exchangeable into Common Stock, Class F Stock or Preferred Stock; *provided, however*, that the term "New Securities" does not include: (i) shares of Common Stock or Class F Stock issued or issuable upon conversion of any outstanding shares of Preferred Stock; (ii) shares of Common Stock, Class F Stock or Preferred Stock issuable upon exercise of any options, warrants or rights to purchase any securities of the Company outstanding as of the Effective Date and any securities issuable upon the conversion thereof; (iii) shares of Common Stock, Class F Stock or Preferred Stock issued in connection with any stock split or stock dividend or recapitalization; (iv) shares of Common Stock or Class F Stock (or options, warrants or rights therefor) granted or issued hereafter to employees, officers, directors, contractors, consultants or advisers to, the Company or any subsidiary of the Company pursuant to incentive agreements, stock purchase or stock option plans, stock bonuses or awards, warrants, contracts or other arrangements that are approved by the Board; (e) any other Shares (and/or options or warrants therefor) issued or issuable primarily for other than equity financing purposes and approved by the Board; and (f) shares of Common Stock issued or issuable by the Company to the public pursuant to a registration statement or offering statement (under Regulation A) filed under the Securities Act.

(c) Procedures. If the Company proposes to undertake an issuance of New Securities, it shall give to each Major Investor a written notice of its intention to issue New Securities (the "**Notice**"), describing the type of New Securities and the price and the general terms upon which the Company proposes to issue such New Securities given in accordance with Section 9(d). Each Major Investor shall have ten (10) days from the date such Notice is effective, as determined pursuant to Section 9(d) based upon the manner or method of notice, to agree in writing to purchase such Major Investor's Pro Rata Share of such New Securities for the price and upon the general terms specified in the Notice by giving written notice to the Company and stating therein the quantity of New Securities to be purchased (not to exceed such Major Investor's Pro Rata Share).

(d) Failure to Exercise. If one or more Major Investors fail to exercise in full the right of first refusal within such 10 day period (or if such right of first refusal is duly waived on behalf of all Major Investors in accordance with the terms hereof), then the Company shall have 150 days thereafter to sell the New Securities with respect to which the Major Investors' rights of first refusal hereunder were not exercised, at a price and upon general terms not materially more favorable to the purchasers thereof than specified in the Company's Notice to the Major Investors. If the Company has not issued and sold the New Securities within such 150-day period, then the Company shall not thereafter issue or sell any New Securities without again first offering such New Securities to the Major Investors pursuant to this Section 5(d).

6. Legend. Each certificate, instrument, or book entry representing Shares held by the Stockholders shall be notated with the following legend:

> THE SALE, PLEDGE, HYPOTHECATION, OR TRANSFER OF THE SECURITIES REPRESENTED HEREBY IS SUBJECT TO, AND IN CERTAIN CASES PROHIBITED BY, THE TERMS AND CONDITIONS OF A CERTAIN STOCKHOLDERS AGREEMENT BY AND AMONG THE STOCKHOLDER, THE CORPORATION AND CERTAIN OTHER HOLDERS OF STOCK OF THE CORPORATION. COPIES OF SUCH AGREEMENT MAY BE OBTAINED UPON WRITTEN REQUEST TO THE SECRETARY OF THE CORPORATION.

Each Stockholder agrees that the Company may instruct its transfer agent to impose transfer restrictions on the shares notated with the legend referred to in this Section 6 above to enforce the provisions of this Agreement, and the Company agrees to promptly do so. The legend shall be removed upon termination of this Agreement at the request of the holder.

7. Term and Termination. Unless terminated earlier pursuant to the terms of this Agreement, the rights, duties and obligations hereunder will terminate immediately prior to the closing of the Company's initial public offering of Common Stock pursuant to an effective registration statement filed under the Securities Act or a Deemed Liquidation Event. Notwithstanding anything to the contrary set forth in this Agreement, Section 2(c) and this Section 7 will survive any termination of this Agreement.

8. Amendments and Waivers. Any term of this Agreement may be amended, terminated or waived (either generally or in a particular instance and either retroactively or prospectively) only with the written consent of the Company, the Common Holders holding a majority of the then-outstanding shares of Common Stock (other than shares of Common Stock issued on conversion of Preferred Stock) and Class F Stock (voting as a single class) and the Investors holding a majority of the then-outstanding shares of Preferred Stock (or Common Stock issued on conversion thereof). Notwithstanding the foregoing, the addition of a party to this Agreement pursuant to the Transfer of Shares in accordance with Section 3 or pursuant to Section 9(b) or (c) will not require any further consent. Any amendment or waiver effected in accordance with this Section 8 will be binding upon the Investors, the Common Holders, each transferee of the shares of Preferred Stock (or the Common Stock issuable upon conversion thereof), Class F Stock or Common Stock from an Investor or Common Holder, as applicable, and each future holder of all such securities, and the Company. It is specifically intended that entering into the Next Financing Agreements in a form substantially similar to the form agreements set as forth as Model Legal Documents on http://www.nvca.org shall be considered an amendment to this Agreement, *provided* that it is done in accordance with this Section 8.

9. General Provisions .

(a) Successors and Assigns. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties to this Agreement or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

(b) Additional Investors. In the event that after the date of this Agreement, the Company issues additional shares of Preferred Stock, as a condition to the issuance of such shares the Company shall require that any purchaser of such shares become a party to this Agreement by executing and delivering (i) a Joinder Agreement in the form attached to this Agreement as Exhibit A, or (ii) a counterpart signature page hereto

as an Investor hereunder. In either event, each such person shall thereafter be deemed an Investor and Stockholder for all purposes under this Agreement.

(c) Additional Common Holders. In the event that after the date of this Agreement, the Company issues shares of Common Stock or Class F Stock, or options to purchase Common Stock or Class F Stock, to any employee or consultant, which shares or options would collectively constitute with respect to such employee or consultant (taking into account all shares of Common Stock, Class F Stock, options and other purchase rights held by such employee or consultant) two percent (2%) or more of the then outstanding Shares (treating for this purpose all Shares issuable upon exercise of or conversion of outstanding options, warrants or convertible securities, as if exercised or converted), the Company shall, as a condition to such issuance, require that any such employee or consultant become a party to this Agreement by executing and delivering (i) a Joinder Agreement in the form attached hereto as Exhibit A or (ii) a counterpart signature page hereto as a Common Holder. In either event, each such person shall thereafter be deemed a Common Holder and Stockholder for all purposes under this Agreement.

(d) Notices.

(i) All notices and other communications given or made pursuant to this Agreement must be in writing and will be deemed to have been given upon the earlier of actual receipt or: (w) personal delivery to the party to be notified, (x) when sent, if sent by electronic mail during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (y) 5 days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (z) 1 business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt. All communications must be sent to the respective parties at their address as set forth on the signature page or Schedule A or Schedule B, as applicable, or to such address or electronic mail address as subsequently modified by written notice given in accordance with this Section 9(d).

(ii) Subject to the limitations set forth in Delaware General Corporation Law §232(e), each Stockholder consents to the delivery of any notice to stockholders given by the Company under the Delaware General Corporation Law or the Restated Certificate or the Company's bylaws by (x) electronic mail to the electronic mail address for each Investor set forth on Schedule A or Schedule B, as applicable (or to any other electronic mail address for the Investor in the Company's records), (y) posting on an electronic network together with separate notice to the Investor of such specific posting or (z) any other form of electronic transmission (as defined in the Delaware General Corporation Law) directed to the Investor. This consent may be revoked by an Investor by written notice to the Company and may be deemed revoked in the circumstances specified in Delaware General Corporation Law §232.

(e) Governing Law. This Agreement shall be construed, governed by, interpreted, and applied according to the law of the State of Delaware, without regard to the conflict of laws principles of any jurisdiction.

(f) Dispute Resolution. Each party (i) hereby irrevocably and unconditionally submits to the personal jurisdiction of the State of Delaware for the purpose of any suit, action, or other proceeding arising out of or based upon this Agreement; (ii) shall not commence any suit, action or other proceeding arising out of or based upon this Agreement except in the State of Delaware; and (iii) hereby waives, and shall not assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject to the personal jurisdiction of the State of Delaware, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that

the venue of the suit, action or proceeding is improper or that this Agreement, or the subject matter hereof and thereof may not be enforced in or by the State of Delaware.

WAIVER OF JURY TRIAL: EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT, THE OTHER TRANSACTION DOCUMENTS, THE SECURITIES OR THE SUBJECT MATTER HEREOF OR THEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS TRANSACTION, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

(g) Aggregation of Stock. All Shares held or acquired by Affiliated entities or persons shall be aggregated together for the purpose of determining the availability of any rights under this Agreement and such Affiliated persons may apportion such rights as among themselves in any manner they deem appropriate.

(h) Indemnification; Offset; Specific Enforcement. Each Stockholder hereby agrees to indemnify and hold the Company harmless from and against any and all damages and expenses (including reasonable attorneys' fees and expenses) suffered or incurred by the Company as a result of such Stockholder's breach of any provision of this Agreement. In the event of any such breach by a Stockholder, the Company shall be entitled, in addition to any other remedies available to it under this Agreement, at law or in equity, to deduct or collect such damages and expenses from any amounts otherwise due to such Stockholder from the Company, including, without limitation, dividend, tax and other distributions owed with respect to the Shares. Each Stockholder recognizes and agrees that a breach of any of the provisions of this Agreement would cause irreparable injury to the Company, which could not be fully measured or compensated by money damages and for which there would be no other adequate remedy at law, and, therefore, hereby agrees that, in the event of such a breach, the Company shall be entitled to obtain temporary restraining orders and temporary and permanent injunctions restraining further violations of and/or requiring compliance with this Agreement, in addition to such other legal and/or equitable relief as may be appropriate.

(i) Entire Agreement. This Agreement constitute the entire agreement between the parties with respect to the subject matter contained herein and therein and supersedes all prior agreements and understandings between the parties with respect to such subject matter.

(j) Severability. If any provision of this Agreement, or the application of any provision of this Agreement is, or shall be, unenforceable, the rights and obligations of the parties shall be construed and enforced with that provision limited so as to make it enforceable to the greatest extent allowed by law or, if it is totally unenforceable, as if this Agreement did not contain that particular provision.

(k) No Waiver. No waiver or failure by either party hereto to exercise any option, right or privilege under the terms of this Agreement on any occasion or occasions shall be construed to be a waiver of the same on any other occasion or of any other option, right or privilege.

(l) Interpretation. The division of this Agreement into sections and the use of captions and headings in connection therewith are solely for convenience and shall have no legal effect in construing the provisions of this Agreement. When the context in which the words are used in this Agreement that such is the intent, words in the singular shall include the plural and vice versa, and words of the masculine gender shall include the feminine and neuter genders and vice versa.

(m) Representation by Counsel. The language used in this Agreement will be deemed to be the language chosen by the Stockholders and the Company to express their mutual intent, and no rule of law or contract interpretation that provides that in the case of ambiguity or uncertainty a provision should be construed against the draftsman will be applied against any party hereto. Each party hereto acknowledges that (i) the Agreement was initially prepared by Davis+Gilbert LLP ("**Davis+Gilbert**"), legal counsel representing the Company; (ii) Davis+Gilbert was acting solely on behalf of the Company and not any other Stockholder, individually or collectively; (iii) each Stockholder has been advised to seek independent legal and financial counsel with respect to his/her/its execution of the Agreement, has had the opportunity to do so and has freely executed this Agreement after full and careful consideration of its terms; (iv) the statements made in this Section 9(m) may be relied upon by the Company and by Davis+Gilbert, or their respective successors in interest; (v) each party hereto has been advised of the conflict of interest and has agreed to waive any conflict of interest that may arise as a result of the involvement of Davis+Gilbert; and (vi) Davis+Gilbert is permitted to represent the Company after the date of this Agreement without the need for additional consent or waiver by any Stockholder.

(n) Counterparts. This Agreement and the signature pages hereto may be executed in any number of counterparts, each of which shall for all purposes constitute one agreement that is binding on the parties hereto. This Agreement may also be executed by the use of counterpart signature pages and all executed PDF, facsimile or photocopies of any counterpart signature page shall be deemed to be an original.

[END OF AGREEMENT. SIGNATURE PAGE FOLLOWS.]

IN WITNESS WHEREOF, the undersigned has executed this Stockholders Agreement as of the date set forth below.

CIRCLE OPTICS, INC.

By: *Founder Signature*

Name: [FOUNDER NAME]

Title: [FOUNDER TITLE]

Date: [EFFECTIVE DATE]

SCHEDULE A

COMMON HOLDERS

Stockholder	**Shares of Common Stock**	**Shares of Class F Stock**

SCHEDULE B

INVESTORS

Stockholder	**Shares of Preferred Stock**

EXHIBIT B

Form of Joinder Agreement

(See Attached)

Exhibit A

FORM OF JOINDER AGREEMENT

The undersigned is executing and delivering this Joinder Agreement pursuant to the terms of that certain Stockholders Agreement of Circle Optics, Inc., a Delaware public benefit corporation (the "**Company**"), dated as of January 24, 2023 (the "**Stockholders Agreement**"), by and among the Company and the stockholders party thereto. Capitalized terms used but not defined in this Joinder Agreement shall have the respective meanings ascribed to such terms in the Stockholders Agreement. By the execution of this Joinder Agreement, the Holder agrees as follows:

1. Acknowledgement. The undersigned acknowledges that the undersigned has acquired certain Shares or options, warrants, or other rights to purchase such Shares (the "**Options**"), by reason of one of the following (Check the correct box):

☐ As a transferee of Shares from a party in such party's capacity as an "Investor", and after such transfer, the undersigned shall be considered an "Investor" for all purposes of the Agreement.

☐ As a transferee of Shares from a party in such party's capacity as a "Common Holder", and after such transfer, the undersigned shall be considered a "Common Holder" for all purposes of the Agreement.

☒ As a new "Investor" in accordance with Section 9(b) of the Stockholders Agreement, in which case the undersigned will be an "Investor" for all purposes of the Agreement.

☐ As a new "Common Holder" in accordance with Section 9(c) of the Stockholders Agreement, in which case the undersigned will be a "Common Holder" for all purposes of the Agreement.

2. Agreement. The undersigned hereby (a) agrees that the Shares, Options, and any other shares of capital stock or securities required by the Stockholders Agreement to be bound thereby, shall be bound by and subject to the terms of the Stockholders Agreement and (b) adopts the Stockholders Agreement with the same force and effect as if the Undersigned were originally a party thereto.

3. Notice. Any notice required or permitted by the Stockholders Agreement shall be given to the undersigned at the address or listed below the undersigned's signature hereto.

Accordingly, the undersigned has executed and delivered this Joinder Agreement as of [EFFECTIVE DATE].

Investor Signature
Signature of Stockholder

[INVESTOR NAME]
Name of Stockholder